                                                                    EXHIBIT 99.1

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2002

                          INDEX TO FINANCIAL STATEMENTS

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                                    CONTENTS

-------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                                F-3
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS

   Consolidated balance sheets as of December 31, 2002
      and 2001                                                        F-4 - F-5

   Consolidated statements of income for the years
      ended December 31, 2002 and 2001                                      F-6

   Consolidated statements of changes in stockholders'
      equity for the years ended December 31, 2002 and 2001                 F-7

   Consolidated statements of cash flows for the years
      ended December 31, 2002 and 2001                                      F-8

   Notes to consolidated financial statements                        F-9 - F-18

-------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ McGLADREY & PULLEN, LLP
---------------------------
McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 7, 2003 (February 24, 2003 as to Note 3)

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS (Note 3)                                                         2002          2001
                                                                     ----------     ----------
Current Assets
      Cash and Cash Equivalents                                      $  312,470     $  784,540
      Accounts Receivable Net of Allowance for Doubtful Accounts
        of $51,000 and Allowance for Returns                          1,124,874        987,603
      Inventory                                                         984,669      1,426,403
      Advance Royalties                                                 290,196        349,179
      Prepaid Catalog Expenses and Other Current Assets                 111,534         49,328
      Deferred Income Taxes (Note 5)                                    132,000        122,000
                                                                     ----------     ----------
           TOTAL CURRENT ASSETS                                       2,955,743      3,719,053
                                                                     ----------     ----------
      Equipment - At Cost, Less Accumulated Depreciation
        of $469,000 in 2002 and $310,000 in 2001 (Note 6)               500,698        450,327
                                                                     ----------     ----------

Other Assets
      Deferred Prepublication Costs (Note 2)                          4,596,460      2,402,852
      Advance Royalties                                                      --        251,095
      Deferred Income Taxes (Note 5)                                         --         33,000
      Deposits and Other                                                 44,384         49,228
                                                                     ----------     ----------
           TOTAL OTHER ASSETS                                         4,640,844      2,736,175
                                                                     ----------     ----------
           TOTAL ASSETS                                              $8,097,285     $6,905,555
                                                                     ==========     ==========

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY                                     2002             2001
                                                                      -----------      -----------
Current Liabilities
      Current Maturities of Long Term Debt                            $    78,953      $    35,295
      Accounts Payable                                                  1,840,135        1,630,105
      Accrued Expenses                                                    527,297          372,180
      Income Taxes Payable                                                 33,965          114,965
                                                                      -----------      -----------
           TOTAL CURRENT LIABILITIES                                    2,480,350        2,152,545
                                                                      -----------      -----------

Long Term Debt, less current maturities (Notes 3 and 6)                   807,544        1,523,801

Convertible Note Payable to Stockholder (Note 3)                        1,000,000               --

Accrued Royalty Payable                                                    61,000           61,000

Deferred Income Taxes (Note 5)                                              5,000               --

Commitments (Notes 6 and 7)

Stockholders' Equity (Notes 7 and 8)
      Common Stock, $0.02 par value; authorized 8,500,000 shares;
        issued and outstanding 3,216,933 shares                            64,338           64,338
      Additional Paid In Capital                                        2,787,690        2,780,190
      Retained Earnings                                                 1,049,513          474,331
                                                                      -----------      -----------
                                                                        3,901,541        3,318,859
      Less: Note Receivable from issuance of stock                       (158,150)        (150,650)
                                                                      -----------      -----------
         TOTAL STOCKHOLDERS' EQUITY                                     3,743,391        3,168,209
                                                                      -----------      -----------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 8,097,285      $ 6,905,555
                                                                      ===========      ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                             2002              2001
                                                         ------------      ------------
Revenue (Note 4)                                         $ 18,825,224      $ 15,755,193
Cost of Revenue                                            11,058,660         9,058,511
                                                         ------------      ------------
           GROSS PROFIT                                     7,766,564         6,696,682
Selling, General and Administrative Expenses                6,739,359         5,454,168
                                                         ------------      ------------
           INCOME FROM OPERATIONS                           1,027,205         1,242,514
Nonoperating Expense
      Interest                                                (96,235)          (92,114)
      Other                                                    (6,788)               --
                                                         ------------      ------------
           INCOME BEFORE INCOME TAXES                         924,182         1,150,400
Federal and State Income Taxes (Note 5)                       349,000           445,000
                                                         ------------      ------------
           NET INCOME                                    $    575,182      $    705,400
                                                         ============      ============
Net Income per Common Share
      Basic:                                             $       0.18      $       0.22
      Diluted:                                           $       0.17      $       0.22
                                                         ============      ============
Weighted-average Number of Common Shares Outstanding
      Basic:                                                3,216,933         3,211,516
      Diluted:                                              3,302,742         3,258,813
                                                         ============      ============

      See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                         Additional      Retained
                                                            Common         Paid-In       Earnings        Notes
                                                            Stock          Capital       (Deficit)     Receivable        Total
                                                          -----------    -----------    -----------    -----------    -----------
Balance, December 31, 2000                                $    63,777    $ 2,757,397    $  (231,069)   $  (143,150)   $ 2,446,955
 Interest on notes receivable from issuance of
 common stock                                                      --          7,500             --         (7,500)            --
 Issuance of common stock from exercise of stock options          709         48,440             --             --         49,149
 Repurchase of common stock                                      (148)       (33,147)            --             --        (33,295)
 Net income                                                        --             --        705,400             --        705,400
                                                          -----------    -----------    -----------    -----------    -----------
Balance, December 31, 2001                                     64,338      2,780,190        474,331       (150,650)     3,168,209
 Interest on notes receivable from issuance of
 common stock                                                      --          7,500             --         (7,500)            --
 Net income                                                        --             --        575,182             --        575,182
                                                          -----------    -----------    -----------    -----------    -----------
Balance, December 31, 2002                                $    64,338    $ 2,787,690    $ 1,049,513    $  (158,150)   $ 3,743,391
                                                          ===========    ===========    ===========    ===========    ===========

See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                                             2002           2001
                                                                                         -----------    -----------
Cash Flows From Operating Activities
     Net Income                                                                          $   575,182    $   705,400
     Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
         Depreciation                                                                        159,864        117,656
         Amortization of Prepublication Costs and Intangible Assets                        1,212,366        730,526
         Deferred Income Taxes                                                                28,000         (5,000)
         Changes in Assets and Liabilities:
                Accounts Receivable                                                         (137,271)       367,632
                Inventory                                                                    441,734       (488,314)
                Prepaid Catalog Expense and Other Current Assets                             (62,206)       131,988
                Advance Royalties                                                            310,078         62,628
                Equipment Deposits and Other                                                   4,844         76,843
                Accounts Payable and Accrued Expenses                                        365,148        424,330
                Income Taxes Payable                                                         (81,000)        (4,692)
                                                                                         -----------    -----------
                    NET CASH PROVIDED BY OPERATING ACTIVITIES                              2,816,739      2,118,997
                                                                                         -----------    -----------
Cash Flows From Investing Activities
     Expenditures for Prepublication Costs                                                (3,405,974)    (1,911,332)
     Purchases of Equipment                                                                 (210,236)      (217,724)
                                                                                         -----------    -----------
                    NET CASH USED IN INVESTING ACTIVITIES                                 (3,616,210)    (2,129,056)
                                                                                         -----------    -----------
Cash Flows From Financing Activities
     Net Borrowings (Payments) Under Line of Credit                                         (800,000)       500,000
     Principal Payments on Long-Term Debt                                                    (41,972)       (29,136)
     Proceeds from Issuance of Debt and Capital Leases                                     1,169,373             --
     Proceeds from Issuance of Common Stock                                                       --         49,149
     Repurchase of Common Stock                                                                   --        (22,197)
                                                                                         -----------    -----------
                    NET CASH PROVIDED BY FINANCING ACTIVITIES                                327,401        497,816
                                                                                         -----------    -----------
                    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (472,070)       487,757
Cash and Cash Equivalents
     Beginning of Period                                                                     784,540        296,783
                                                                                         -----------    -----------
     End of Period                                                                       $   312,470    $   784,540
                                                                                         ===========    ===========
Supplemental Cash Flow Information
     Cash Payments for:
         Interest                                                                        $    96,237    $    92,283
         Income Taxes                                                                        402,000        302,500
                                                                                         ===========    ===========
Supplemental Schedule of Noncash Investing and Financing Activities
     Accrued Liability resulting from Stock repurchase                                   $        --    $    11,098
                                                                                         ===========    ===========

See Notes to Consolidated Financial Statements

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, The Peoples Publishing Group, Inc. (PPG), publishes and markets its own supplementary educational textbooks and materials for K through 12 schools, materials that are predominantly state-specific and standards-based, focused on state-required tests, and predominantly soft-cover. PPG also distributes college textbooks and supplements to the high school advanced placement market. Marketing channels include direct and commission sales representatives, telemarketing, direct mail, and catalogs. PPG and PEH are together referred to herein as the Company.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary, PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE: The Company recognizes revenue upon shipment and estimates returns if the right of return exists. The allowances for returns as of December 31, 2002 and 2001, were $488,923 and $422,191, respectively. These allowances are recorded as a reduction of accounts receivable. The Company recognizes shipping and handling revenues as part of revenue, and shipping and handling expenses as part of cost of revenues on the statements of income.

The Company provides credit to its customers determined on a customer-by-customer basis. Trade receivables are carried at original invoice amount less an estimate made for the doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

MAJOR SUPPLIERS: For 2002 and 2001, approximately 52 percent of total product line revenues, and 99 percent of advanced placement revenues in each year (see
Note 4) were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreements with these two publishers. The loss of either of these distribution agreements would have a material adverse effect on the Company's revenues and net income.

INVENTORY: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the consolidated balance sheet is reflected net of reserves for write-downs or non-salability of $117,000 and $158,000 in 2002 and 2001, respectively.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, and photo and text permissions. Beginning in the third quarter of 2001, the Company also began including advance royalties with these costs. Prepublication costs are amortized over three years (the estimated minimum lives of the related publications) using the straight-line method from the date of initial publication.

ADVANCE ROYALTIES: Advance royalties, through the second quarter of 2001, were recorded as an asset when paid, incurred, or otherwise acquired and are expensed when earned by the authors. Amounts classified as current assets on the consolidated balance sheets are those amounts expected to be earned within the next 12 months.

PREPAID CATALOGS AND MARKETING EXPENSE: The cost of catalogs which have not been delivered to customers is carried as a prepaid expense until the actual date of mailings. Catalog expense is recognized in the consolidated statements of income in the period in which the catalogs are mailed or distributed. Marketing expense, excluding catalog expense, was $502,598 and $338,603 for 2002 and 2001, respectively.

SOFTWARE DEVELOPMENT COSTS: The Company capitalizes internal and external costs incurred to develop or enhance its internal use software during the application development stage if it is probable that such development or modifications will result in additional functionality. The Company capitalized $49,523 and $13,198 of such costs during the years ended December 31, 2002 and 2001, respectively, and is amortizing these costs over an expected useful life of five years on a straight-line basis.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred, and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: The Company generates operating revenue and is building up an acceptable revenue base and related cash flows with its long-lived assets. Management has and will continue, on a periodic basis, to closely evaluate its equipment, deferred prepublication costs, advance royalties, and other intangible assets to determine potential impairment. This is accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby increasing the income per common share. During 2002 and 2001, convertible debt as described in Note 3 and options as reflected in Note 8 were included in the computation of weighted-average diluted shares outstanding in the quarters in which they were "in the money" and their effect was dilutive.

STOCK-BASED COMPENSATION: The Company grants options to its employees under its 1998 Stock Option Plan as described in Note 8. As permitted by accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost has been recognized for those grants whose exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the years ended December 31, 2002 and 2001.

Had compensation cost for the options been determined based on the fair values at the grant date consistent with the provisions of FASB Statement No. 123, the Company's net income and net income per basic and diluted common share would have been as indicated below:

                                                                        Years Ended December 31
                                                                      --------------------------
                                                                          2002           2001
                                                                      -----------    -----------
Net Income, as reported                                               $   575,182    $   705,400
    Deduct total stock-based employee compensation expense
       determined under the fair value-based method for all rewards      (145,110)      (130,446)
    Related tax effect on stock-based employee compensation                50,789         45,656
                                                                      -----------    -----------
  Net Income, proforma                                                $   480,861    $   620,610
                                                                      ===========    ===========
Basic net income per common share:
  As reported                                                         $      0.18    $      0.22
  Pro forma                                                                  0.15           0.19
Diluted net income per common share:
  As reported                                                                0.17           0.22
  Pro forma                                                                  0.15           0.19

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The above pro forma effects on net income and net income per basic and diluted common share are not likely to be representative of the effects on reported net income or net income per common share for future years because options vest over several years and additional awards generally are made each year.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value, and for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.

USE OF ESTIMATES: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS: In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement 144, Accounting for Impairment or Disposal of Long-Lived Assets. Statement 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and will be effective for the Company's fiscal year ending December 2003. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

In June 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires the recognition of a liability for a cost associated with and exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In January 2003, the FASB issued Statement 148, Accounting for Stock-Based Compensation -- Transition and Disclosure. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 also amends the disclosure requirements of Statement 123 to require more prominent and frequent disclosures in the financials statements about the effects of stock-based compensation. The transitional guidance and annual disclosure provisions of Statement 148 is effective for the December 31, 2002 financial statements. The interim reporting disclosures requirements will be effective for the Company's March 31, 2003 10-QSB. Because the Company continues to account for employee stock-based compensation under APB opinion No. 25, the transitional guidance of Statement FAS No. 148 has no effect on the financial statements at this time. However, these financial statements have incorporated the enhanced disclosure requirements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2003, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees. It also elaborates on the disclosures in FASB Statement No. 5, Accounting for Contingencies, which are to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, even when the likelihood of making any payments under the guarantees is remote. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

In January 2003, the FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This interpretation establishes standards for identifying a variable interest entity and for determining under what circumstances a variable interest entity should be consolidated with its primary beneficiary. Until now, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The requirements of FIN 46 will apply to the Company for its quarter ended September 30, 2004. The Company does not believe that the adoption of this pronouncement will have a material effect on its consolidated financial statements.

NOTE 2.  DEFERRED PREPUBLICATION COSTS

The activity in deferred prepublication costs and the balances as of December 31, 2002 and 2001, are as follows:

                                                  2002           2001
                                              -----------    -----------
Prepublishing costs, net, beginning of year   $ 2,402,852    $ 1,213,677
Prepublication cost additions                   3,405,974      1,911,332
Amortization expense                           (1,212,366)      (722,157)
                                              -----------    -----------
Prepublishing costs, net, end of year         $ 4,596,460    $ 2,402,852
                                              ===========    ===========

The amortization expense related to deferred prepublication costs over the next five years is estimated to be as follows:

For the year ended December 31:
2003                               $ 1,721,000
2004                               $ 1,583,000
2005                               $   990,000
2006                               $   302,000

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT AND LONG-TERM DEBT: On February 24, 2003, the Company closed on a new $6,500,000 financing arrangement with a financial institution. The arrangement includes three separate revolving lines of credit. The arrangement provides for advances up to $4,000,000 over two years, subject to borrowing base restrictions limited to 80 percent of eligible accounts receivable and 35 percent of inventory. The second line of credit is $2,000,000 over two years, while the final $500,000 line of credit is for a one-year period. All three lines of credit bear interest at LIBOR plus 2.25 percent. Total borrowings are secured by substantially all assets of the Company and are subject to certain financial covenants. This new financing agreement replaced a $5,500,000 line of credit that existed at December 31, 2002.

Long-term debt at December 31, 2002 and 2001, consisted of the following:

                                                     2002         2001
                                                 ----------   ----------
Notes payable under line of credit (see above)   $  600,000   $1,400,000
Obligations under capital leases (Note 6)           286,497      159,096
                                                 ----------   ----------
                                                    886,497    1,559,096
Less current maturities                              78,953       35,295
                                                 ----------   ----------
                                                 $  807,544   $1,523,801
                                                 ==========   ==========

The line-of-credit note payable is due or subject to renewal in 2003, and the maturities of capital lease obligations are reflected in Note 6.

CONVERTIBLE NOTE PAYABLE TO STOCKHOLDER: In December 2002, the Company borrowed $1,000,000 under a subordinated convertible note payable to its largest stockholder. The terms of this note provide for quarterly interest payments at a rate of 10 percent with principle due December 30, 2004, and conversion into common stock if the Company secures a certain level of debt financing. As a result of the aforementioned new financing agreement in February 2003, this note, plus accrued interest, was converted to 289,785 shares of common stock at a conversion price of $3.50 per share.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.  REVENUE BY PRODUCT LINE

The Company operates as one business segment, with three major product lines. The Company's revenues by major product line for the years ended December 31, 2002 and 2001, are as follows:

Product Line Revenue                2002          2001
-----------------------------   -----------   -----------
Test Preparation                $ 7,047,514   $ 4,465,065
Advanced Placement                9,076,236     7,608,960
Instruction                       1,235,086     2,462,736
                                -----------   -----------
Total product line revenue       17,358,836    14,536,761

Shipping and handling revenue     1,466,388     1,218,432
                                -----------   -----------
Total revenue                   $18,825,224   $15,755,193
                                ===========   ===========

NOTE 5. INCOME TAXES

Federal and state income tax expense for the years ended December 31, 2002 and 2001, consisted of the following:

              2002        2001
           ---------   ---------
Current    $ 321,000   $ 450,000
Deferred      28,000      (5,000)
           ---------   ---------
Total      $ 349,000   $ 445,000
           =========   =========

For the years ended December 31, 2002 and 2001, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

                                                   2002         2001
                                                ---------    ---------
Computed federal income tax at statutory rate   $ 323,000    $ 403,000
State income taxes, net of federal benefit         45,000       41,000
Benefit of income taxed at lower rate              (9,000)     (12,000)
Other, including nondeductible expenses, net      (10,000)      13,000
                                                ---------    ---------
                                                $ 349,000    $ 445,000
                                                =========    =========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5. INCOME TAXES (CONTINUED)

Net deferred tax assets and liabilities are comprised of the following at December 31, 2002 and 2001:

                                     2002         2001
                                  ---------    ---------
Deferred tax assets:
 Allowance for doubtful accounts  $  20,000    $  19,000
 Allowance for sales returns        188,000      158,000
 Inventory                           71,000       69,000
 Net operating loss                  69,000       75,000
                                  ---------    ---------
                                    348,000      321,000
                                  ---------    ---------

Deferred tax liabilities:
 Fixed assets                       (74,000)     (42,000)
 Allowance for purchase returns    (147,000)    (124,000)
                                  ---------    ---------
                                   (221,000)    (166,000)
                                  ---------    ---------
Net deferred tax assets           $ 127,000    $ 155,000
                                  =========    =========

The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:

                                       December 31
                                  ----------------------
                                     2002         2001
                                  ---------    ---------
Current assets                    $ 132,000    $ 122,000
Noncurrent assets                    (5,000)      33,000
                                  ---------    ---------
Net deferred tax assets           $ 127,000    $ 155,000
                                  =========    =========

As of December 31, 2002, the Company had approximately $203,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code, including limitations subject to
Section 382, which relate to a 50 percent change in control over a three- year period. Such a change did take place in 1998, and the NOL carryforwards were adjusted accordingly. The Company's ability to utilize the aforementioned NOL carryforwards is limited to approximately $17,600 per year.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6.  COMMITMENTS

OPERATING LEASES: The Company is leasing its premises under an operating lease that expires in October 2004. The Company also leases certain office equipment under operating leases.

Future minimum rental obligations under operating leases are as follows:

Years ending December 31:
 2003                          $238,950
 2004                           207,555
 2005                             8,509
                               --------
                               $455,014
                               ========

Rent expense under the aforementioned operating leases was $216,220 and $178,633 in 2002 and 2001, respectively.

CAPITAL LEASES: The Company also has capital lease obligations on certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations approximate 12 percent.

A summary of equipment under capital leases as of December 31, 2002 and 2001, is as follows:

                                  2002       2001
                                --------   --------
Office equipment                $360,082   $190,716
Less accumulated depreciation    105,718     41,494
                                --------   --------
                                $254,364   $149,222
                                ========   ========

Approximate minimum annual lease payments under capital leases are as follows:

Years ending December 31:
 2003                                                                           $ 107,664
 2004                                                                             106,284
 2005                                                                             106,284
 2006                                                                              23,491
                                                                                ----------
                                                                                  343,723
Less amount representing interest                                                  57,226
                                                                                ----------
Present value of minimum lease payments (included in long-term debt--Note 3)    $ 286,497
                                                                                ==========

EMPLOYMENT AGREEMENTS: The Company has employment agreements with certain executive officers, which provide severance benefits in the event the Company, without cause, terminates them.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7.  CAPITAL STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 10,000,000 shares of capital stock, of which 8,500,000 are designated as common shares and 1,500,000 are designated as preferred shares.

NOTE 8.  STOCK OPTIONS

As discussed in Note 1 to the financial statements, the Company accounts for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rates of 3.3 to 4.2 percent in 2002 and 6.3 percent in 2001, expected lives of five to ten years, and no expected volatility.

The 1998 Stock Option Plan (the Plan) permits the granting of incentive stock options and nonqualified options. A total of 800,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

A summary of stock option activity is as follows:

                                   Weighted-                Weighted-
                                    Average                  Average
                                     Grant                  Exercise
                                   Fair Value    Shares      Price
                                   ---------   ---------   -----------
Outstanding at December 31, 2000   $    0.95     305,602   $      2.20
 Granted                                1.38     225,000          3.06
 Exercised                              0.53     (32,625)         1.20
 Forfeited                              0.30     (16,313)         1.20
                                               ---------
Outstanding at December 31, 2001        1.20     481,664          2.70
 Granted                                0.95     231,900          3.00
                                               ---------
Outstanding at December 31, 2002        1.12     713,564          2.80
                                               =========

There were 340,014 and 242,314 options exercisable at December 31, 2002 and 2001, respectively, at weighted-average exercise prices of $2.56 and $2.36 per share, respectively. The weighted-average remaining contractual life of all outstanding options was 7.38 years at December 31, 2002.

In a prior year, two officer/stockholders exercised options to purchase shares of Company stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, are due on July 31, 2003, and are collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity.